Kristin I. Wells Direct Phone: +1 412 288 1272 Email: kwells@reedsmith.com	Reed Smith Centre 225 Fifth Avenue Pittsburgh, PA 15222 +1 412 288 3131 Fax +1 412 288 3063 reedsmith.com

September 27, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Peggy Kim

Re:	Kaydon Corporation

Amendment No. 1 to Schedule TO-T filed on September 26, 2013

Filed by Dublin Acquisition Sub Inc.,

Atlas Management, Inc. and Aktiebolaget SKF – File No. 5-36006

Dear Ms. Kim:

On behalf of our clients, Dublin Acquisition Sub Inc. (the “Purchaser”), Atlas Management, Inc. (the “Parent”) and Aktiebolaget SKF (“AB SKF” and, together with the Purchaser and Parent, the “Filing Parties”), we are responding to the comments of the staff (the “Staff”) of the office of Mergers and Acquisitions of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated September 27, 2013 (the “Comment Letter”), relating to the Amendment No. 1, filed by the Filing Parties on September 26, 2013, to the Schedule TO-T filed by the Filing Parties on September 16, 2013 (as so amended, the “Schedule TO”).

Set forth below in bold is the comment from the Comment Letter. Immediately following such comment is the Filing Parties’ response to that comment. Any terms not defined herein have the meanings as set forth in the Schedule TO. Page or section references in our response are to the Offer to Purchase filed as Exhibit (a)(1)(i) to the Schedule TO.

In addition, we are hereby filing Amendment No. 2 (the “Amendment”) to the Schedule TO. The Amendment revises the Schedule TO to reflect our response to the comment from the Staff.

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Securities and Exchange Commission

September 27, 2013

Offer to Purchase

Appraisal Rights, page 47

1.	We note your response to comment four in our letter dated September 23, 2013. We note the revised disclosure states that shareholders must comply with the applicable statutory procedures under Section 262. Please revise to describe the exercise of appraisal rights under Section 251(h) of the DGCL, including the timeframe for perfecting any appraisal rights. In this regard, we note that in Amendment No. 1 to the Schedule 14D-9, Kaydon states that after the merger is consummated, the bidders will cause the surviving corporation to deliver the notice of appraisal rights within 10 days of the effective time of the Merger. Please revise to include this disclosure and state whether shareholders must submit a written demand for appraisal within the later of the consummation of the tender offer and 20 days after the date of mailing the notice of appraisal rights.

In response to this comment, the Filing Parties have added the following language as the new fifth paragraph of Section 17 – “Appraisal Rights” of the Offer to Purchase:

Under Section 262 of the DGCL (a copy of which is included as Schedule II to the Schedule TO), where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. Within days of completion of the Merger, Parent shall cause the Surviving Corporation to mail to stockholders entitled to notice under Section 262(d)(2) of the DGCL a written notice of the availability of appraisal rights. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, if the Merger is effected pursuant to Section 251(h) of the DGCL, within the later of the consummation of the tender offer and 20 days after the date of mailing of such notice, demand in writing from the Surviving Corporation the appraisal of such holder’s shares.

In addition, the Filing Parties note the last sentence of Section 17 – “Appraisal Rights” included in the previously-filed Schedule TO, which states “If the Merger is completed, we will cause the Surviving Corporation to deliver the notice required by Section 262(d)(2) of the DGCL, which provides notification of the availability of appraisal rights, within 10 days of the closing of the Merger.”

Securities and Exchange Commission

September 27, 2013

*    *    *

Additionally, as requested by the Staff, we acknowledge that:

•	the Filing Parties are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Filing Parties may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at 412-288-1272.

Sincerely,

/s/ Kristin I. Wells

Kristin I. Wells
Reed Smith LLP

cc:	Johan Lannering, Legal Counsel, AB SKF

James J. Barnes

Eulalia Mack